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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                           Einstein/Noah Bagel Corp.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  282577-10-5
                                (CUSIP Number)

                               Michael R. Daigle
                             Senior Vice President
                             Boston Chicken, Inc.
                   14103 Denver West Parkway, P.O. Box 4086
                              Colorado 80401-4086
                                 303-278-9500
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 May 26, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required in the remainder of this cover page (the page numbered 2 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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  CUSIP NO. 282577-10-5              13D                   PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Boston Chicken, Inc.
      I.R.S. Identification No.: 36-3904053

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            19,427,381*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             19,427,381*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,427,381*
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53.7%
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      TYPE OF REPORTING PERSON*
14
      CO
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                          *SEE ITEM 5 OF TEXT BELOW.
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     This Amendment No. 3 relates to the Schedule 13D filed by Boston Chicken,
Inc. (the "Reporting Person") on December 5, 1996, as amended by Amendments No. 1 and 2 (as so amended, the "Schedule 13D"), relating to the shares of Common Stock, $0.01 par value per share (the "Common Stock"), of Einstein/Noah Bagel Corp. (the "Issuer"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. This Amendment No. 3 amends and supplements the Schedule 13D and should be read in conjunction therewith.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is amended and supplemented by deleting the Appendix A referred to therein and substituting therefor the Appendix A attached hereto.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended to include the following paragraph:

     On May 26, 1998, the Reporting Person retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") to advise and assist the Reporting Person in evaluating the sale of all or a portion of the shares of Common Stock of the Issuer owned by the Reporting Person to one or more third parties. The Reporting Person also announced that it anticipated that any such sale would likely be made in a privately negotiated transaction with a single purchaser and would be subject to agreement upon price and other terms and conditions to be negotiated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     (a) The Reporting Person has been informed by the Issuer that there were 34,083,681 issued and outstanding shares of Common Stock as of May 26, 1998. The Reporting Person is the beneficial owner as of May 26, 1998 of 19,427,381 shares of Common Stock, which represents approximately 53.7% of the issued and outstanding shares of Common Stock (including for this purpose shares of Common Stock for which the BCI Option is exercisable). The Common Stock beneficially owned by the Reporting Person includes 2,124,579 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of May 26, 1998 through the exercise of the BCI Option.

     (b) The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock beneficially owned by it in paragraph (a) above.

     (c) During the 60 days preceding May 26, 1998, the Reporting Person, has not effected any transactions in the Common Stock, other than the vesting of shares of Common Stock pursuant to the BCI Option and other options described herein in accordance with their respective terms.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended to include the following paragraph:

     The Reporting Person has pledged as security under its senior credit facilities the shares of Common Stock of the Issuer owned by the Reporting Person. In the event the Reporting Person sells all or a portion of the Common Stock of the Issuer which it owns, (a) any non-cash proceeds received by the Reporting Person shall be pledged to secure the Reporting Person's obligations under its senior credit facilities and (b) net cash proceeds received by the Reporting Person from such sale up to the lesser amount of all net cash proceeds received from such sale or the Hold-Back Amount (as defined herein) shall be deposited with the common collateral agent under the senior credit facilities and pledged for the benefit of the lenders under the senior credit facilities pursuant to documentation reasonably acceptable to the lenders under the senior credit facilities. The Hold-Back Amount shall mean the lesser of (i) twenty-five percent (25%) of the net cash proceeds received by the Reporting Person from the sale of Common Stock of the Issuer or (ii) $50.00 million.

     Pursuant to a Letter Agreement between the Reporting Person and Morgan Stanley dated as of May 26, 1998 (a copy of which is attached hereto as Exhibit
1), the Reporting Person has agreed to pay, in the event of any sale in one or more transactions of at least 10% but less than 50% of the outstanding Common Stock of the Issuer (a "Sale Transaction"), payable at the time of any Sale Transaction, a fee (the "Sale Transaction Fee") equal to (a) $1.5 million, plus
(b) 2.75% of the excess over $50 million of the Transaction Value (as defined herein) in connection with such Sale Transaction or series of Sale Transactions in excess of $50 million, plus (c) in the event that such Sale Transaction is agreed to or publicly announced on or prior to July 6, 1998 (or, if later, within forty-five days of the first public trading on or following the Reporting Person's issuance of a press release announcing the Reporting Person's consideration of a sale of the Issuer's Common Stock owned by the Reporting Person), an additional $0.5 million.

     For purposes of the Letter Agreement, "Transaction Value" means the aggregate amount of the consideration received by the Reporting Person and/or its stockholders in any Sale Transaction. Any amounts to be paid contingent upon future events shall be estimated for purposes of the Sale Transaction Fee calculation at an expected value mutually agreeable to the Reporting Person and Morgan Stanley at the time of closing.

     In addition to fees discussed above, the Reporting Person has agreed to reimburse Morgan Stanley, upon request from time to time, for all reasonable and customary out-of-pocket expenses incurred by Morgan Stanley in connection with Morgan Stanley's services under the Letter Agreement (including reasonable fees and disbursements of counsel and other professional advisors retained by Morgan Stanley with the consent of the Reporting Person) up to $50,000, after which the Reporting Person's consent will be required.

     The Reporting Person has agreed to indemnify Morgan Stanley for certain liabilities and expenses incurred by Morgan Stanley in connection with its services rendered under the Letter Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BOSTON CHICKEN, INC.

                                       By: /s/ Michael R. Daigle

                                           -----------------------------
                                           Senior Vice President

Date: May 27, 1998
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                                  APPENDIX A


     The following individuals are executive officers or directors of Boston Chicken. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 14123 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.


                               TITLE AT
NAME                           REPORTING PERSON

J. Michael Jenkins             Chairman of the Board, Chief Executive
                               Officer and President

Lawrence E. White              Chief Financial Officer

Michael R. Daigle              Senior Vice President and General Counsel

Mark A. Link                   Vice President-Financial Reporting

Arnold C. Greenberg            Director

     Mr. Greenberg is an attorney and self-employed private investor.

J. Bruce Harreld               Director

     Mr. Harreld is Senior Vice President-Strategy of International Business Machines Corporation. Mr. Harreld's business address is Old Orchard Road, Armonk, New York 10504.

M Howard Jacobson              Director

     Mr. Jacobson is a Senior Advisor to Bankers Trust, Private Advisory Services, and a director of Allmerica Property and Casualty Companies, Inc., Wyman-Gordon Company, and Stonyfield Farm, Inc.

Peer Pedersen                  Director

     Mr. Pedersen is managing partner of Pedersen & Houpt, P.C., a Chicago law firm. Mr. Pedersen also serves as a director of Waste Management, Inc., Aon Corporation, Extended Stay America, Inc. and Latin America Growth Fund. Mr. Pedersen's business address is 161 N. Clark Street, Suite 3100, Chicago, Illinois 60601-3224.
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                                 EXHIBIT INDEX
NUMBER
                                  DESCRIPTION

1. Letter Agreement dated as of May 26, 1998 between the Reporting Person and Morgan Stanley & Co. Incorporated.